August 19, 2005


Via Edgar and Fed Ex

Office of Emerging Growth Companies
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549-0303
Attn:  John Reynolds

Re:         SRKP 2, Inc.
            Registration Statement on Form SB-2
            File Number:  333-124164
            Amendment No. 2 filed June 30, 2005

Dear Mr. Reynolds:

On behalf of SRKP 2, Inc. (the "Company") we hereby transmit for filing Amendment No. 3 to Form SB-2 filed April 19, 2005 ("Amendment No. 3"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 3 (marked to show changes and additions from Amendment No. 2 to the Registration Statement filed June 30, 2005 ("Amendment No. 2")). We have been advised that changes in Amendment No. 3 from Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff review of Amendment No. 2, the Commission issued a comment letter dated August 4, 2005. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 3.

Plan of Distribution

1. Comment: We note your response to comment six that Mr. Krinsky "will not be an associated person of a broker or dealer at the time of his participation in the sale of [your] securities." We note the following:

      o Mr. Krinsky is on a management team that includes two persons who control a broker/dealer,

      o The issuer itself is controlled by affiliated person of a broker/dealer,

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Office of Emerging Growth Companies
Securities and Exchange Commission
August 19, 2005
Page 2

      o Mr. Krinsky's address listed under your Item 403 of Regulation S-B disclosure indicates he shares the same address as a broker/dealer, and

      o It appears that Mr. Krinsky will be conducting the offering from the offices of a broker/dealer since this is a self-underwritten offering.

      Considering the foregoing, please advise us of how Mr. Krinsky is not an associated person of a broker or dealer. Upon receipt of your analysis, we may forward your response to the Division of Market Regulation and have further comments.

      Response: We respectfully submit that Mr. Krinsky is not an associated person of a broker or dealer because:

      (a) His activities are within the safe harbor of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and

      (b) His activities do not fall within the statutory definition of a broker or dealer.

      Preliminarily, Mr. Krinsky is not associated in any way with Westpark Capital, the broker-dealer referred to in your letter. The fact that Mr. Krinsky is Secretary and a director of the Company and two other officers/directors are associated persons of that broker-dealer does not make Mr. Krinsky an associated person of that broker-dealer. Nor does the mere fact that the CEO and CFO of the Company, who collectively own 35% of the stock of the Company, are associated with the broker-dealer make Mr. Krinsky an associated person of the broker-dealer.

      Mr. Krinsky, formerly General Counsel of the City of Hope, is a practicing attorney with the law firm of Ropes & Gray, and his office is at One Embarcadero Center, Suite 2200, San Francisco, California 94111-3627. He does not have an office at the broker-dealer. The Company used that office address in the preliminary prospectus as a convenience. The Company has changed the address in Amendment No. 3 to Mr. Krinsky's home address. Mr. Krinsky will not conduct the offering from the office of the broker-dealer. Also, Mr. Krinsky will receive no compensation, transaction or otherwise, for his activities related to the offering, or as an officer or director of the Company.

      Thus, Mr. Krinsky's activities as described in the preliminary prospectus fall within the safe harbor of Rule 3a4-1. In addition, Mr. Krinsky's activities do not fall within the statutory definition of broker or dealer. A broker is defined in Section 3(a)(4) of the Exchange Act as "...any person engaged in the business of effecting transactions in securities for the account of others..." Mr. Krinsky, a practicing attorney, is not "engaged in the business" of effecting securities

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Office of Emerging Growth Companies
Securities and Exchange Commission
August 19, 2005
Page 3

      transactions for the account of others. He is assisting the Company, of which he is a shareholder, officer and director, in issuing its securities. He is not being compensated in any way for these activities. He does not engage in these activities for other companies. Thus, he is not engaged in the business of effecting securities transactions for the account of others. The same analysis applies to a dealer, but we respectfully submit that that issue is moot in this case because he is not buying and selling securities for his own account.

2. Comment: We note that Mr. Krinsky is the person who will conduct the self-underwritten offering of SRKP 1, 2 and 3. We note that all three registration statements are identical. In light of the restrictions under Rule 3a4-1(a)(4)(iii) of the Securities Exchange Act of 1934, please revise to discuss the day to day activities Mr. Krinsky will engage in while conducting the offering of all three companies. Explain how he will determine which companies shares he will offer to each person he contacts. Discuss how he will "contact potential investors." Clarify if the recipients of the prospectus are already aware that they will receive a copy of this document. Will all responses to inquiries be conducted out of your offices? Will he also participate in the search for a target company?

      Response: As stated above, we respectfully submit that Mr. Krinsky's activities do not fall within the statutory definition of broker or dealer. In addition, we are informed that Mr. Krinsky's activities are also within the parameters of Rule 3a4-1(a)(4)(iii) of the Exchange Act. Mr. Krinsky only provides persons interested in the offering with a copy of the registration statement; all such persons are not selected by Mr. Krinsky, but rather have independent knowledge of the offering and have inquired of Mr. Krinsky how they can have more information. No oral solicitations have been or will be made. In addition, Mr. Krinsky will conduct no responses out of the offices of the Company and will in no way participate in the search for a target company.


If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.


Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc:  Richard Rappaport, SRKP 2, Inc.